 **Central Vermont Public Service Corporation**

ROBERT H. YOUNG
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

March 28, 2003

Dear Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of Central Vermont Public Service Corporation at 10:00 a.m. on Tuesday, May 6, 2003 at the Killington Grand Hotel Conference Center, Killington Road, Killington, Vermont. Refreshments will be served at 9:00 a.m.

At this meeting you will be asked to elect four directors to serve for a three-year term.

All stockholders are invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to vote your shares using one of the following methods: (1) vote through the Internet at the web site shown on the proxy card; (2) vote by telephone using the toll-free telephone number shown on the proxy card; or (3) mark, date, sign, and return the enclosed proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose.

Sincerely,

ROBERT H. YOUNG
President and
Chief Executive Officer

TABLE OF CONTENTS

Notice to Stockholders

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
77 Grove Street
Rutland, Vermont 05701

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 6, 2003

To the Holders of Common Stock:

The Annual Meeting of Stockholders of Central Vermont Public Service Corporation will be held at the Killington Grand Hotel Conference Center, Killington Road, Killington, Vermont, on Tuesday, May 6, 2003, at 10:00 a.m. Eastern Daylight Saving Time, for the following purposes:

1. To elect four directors for a term of three years; and

2. To act upon any matters incidental to or in furtherance of the foregoing and upon any matters which may properly come before the meeting or at any adjournments thereof.

The above item is described in the Proxy Statement which accompanies this Notice.

The Board of Directors has fixed the close of business on February 27, 2003, as the record date for the determination of the holders of the Company's Common Stock entitled to notice of, and to vote at, the meeting and any adjournments thereof.

You have the option to receive future proxy materials electronically via the Internet which is cost-effective and environmentally friendly. You may choose to do so by following the simple instructions contained in this mailing.

By Order of the Board of Directors,



Joseph M. Kraus,
Senior Vice President Customer Service,
Secretary, and General Counsel

Rutland, Vermont
March 28, 2003

YOUR VOTE IS IMPORTANT
Whether or not you plan to attend the meeting in person, we urge you to
submit your proxy by telephone, by Internet, or by completing, signing
and returning your proxy card in the enclosed envelope.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION

77 Grove Street

Rutland, Vermont 05701

March 28, 2003

PROXY STATEMENT

This Proxy Statement and form of Proxy are being furnished in connection with the solicitation of proxies by the Board of Directors of Central Vermont Public Service Corporation ("CVPS", the "Company", or "Central Vermont"), a Vermont corporation. The solicited proxies will be voted at the Annual Meeting of Stockholders to be held at the Killington Grand Hotel Conference Center, Killington Road, Killington, Vermont at 10:00 a.m. on May 6, 2003 and at any adjournments thereof (the "Annual Meeting").

Proxies in the accompanying form, unless previously revoked, will be voted as directed by the stockholders giving such proxy. If no direction is given, proxies will be voted FOR the election, as Directors, of the four nominees listed on the proxy, and at the discretion of the Proxy holder(s) upon any matters incidental to or in furtherance of the foregoing and upon any matters which may properly come before the Annual Meeting or at any adjournments thereof. Any proxy may be revoked by written notice, by voting again by telephone or over the Internet, or by a duly executed proxy bearing a later date delivered to the Secretary of the Company at any time before it is exercised, or by attending the Annual Meeting and voting in person. The execution of a proxy will not affect a stockholder's right to attend the Annual Meeting and vote in person, and attendance at the Annual Meeting will not, by itself, revoke a Proxy.

The Company will bear the cost of solicitation hereunder. The solicitation of proxies by mail may be followed by solicitation by officers or other employees or representatives of the Company but these individuals will receive no additional compensation for these solicitation services. In addition, the Company has retained Morrow & Co., a proxy solicitation firm, to assist in the solicitation of proxies for the Annual Meeting. The estimated fee for such services is $6,500 plus reimbursement of reasonable out-of-pocket expenses. The Company will request banks, brokers, and other similar agents or fiduciaries to forward these proxy materials to beneficial owners of common stock, and, if requested, will reimburse them for the costs thereof.

A copy of the Annual Report of the Company containing its audited financial statements for year 2002 accompanies this Proxy Statement.

The Proxy Statement and form of Proxy were first sent to stockholders on or about the date of this Notice.

VOTING SECURITIES

The Directors have fixed February 27, 2003, as the record date for determination of stockholders entitled to notice of and to vote at the meeting, consisting of 11,788,496 shares of Common Stock, $6 Par Value, of the Company outstanding. Each share of Common Stock is entitled to one vote.

In accordance with Securities and Exchange Commission ("SEC") rules, boxes and a blank space are provided on the proxy card for stockholders to designate whether they wish to vote "FOR" or to "WITHHOLD AUTHORITY" to vote for one or more of the nominees for Director. Under Vermont law, in order for action to be taken on a matter, a quorum must exist as to that matter, which is defined for this purpose as a majority of the votes entitled to be cast in person or by proxy on the matter. Abstentions and broker non-votes are counted in determining whether a quorum has been reached on a particular matter. If a quorum exists, then with respect to any action to be taken on a matter, other than the election of Directors, that matter would be approved if the votes cast favoring the action exceed the votes cast opposing the action. In this respect, neither broker non-votes nor abstentions on such proposals will affect the determination of whether such proposals will be approved.

A plurality of the votes cast by the shares entitled to vote in the election is required for the election of Directors. Neither broker non-votes nor votes to "withhold authority" are counted for purposes of the election of Directors. However, they are counted in determining whether a quorum exists.

Under the rules of the New York Stock Exchange ("NYSE"), member brokerage firms that hold shares in street name for beneficial owners may, to the extent that such beneficial owners do not furnish voting instructions with respect to any or all proposals submitted for stockholder action, vote in their discretion upon proposals which are considered "discretionary" proposals under the rules of the NYSE. Under the rules of the NYSE, the election of directors is considered a "discretionary" item whereby brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions.

Voting Electronically via the Internet

For Shares Directly Registered in the Name of the Stockholder. Stockholders with shares registered directly with EquiServe Trust Company, N.A. ("EquiServe"), Central Vermont's transfer agent, may vote by mailing in the proxy or on the Internet at the following address on the World Wide Web: http://www.eproxyvote.com/cv. Specific instructions to be followed by any registered stockholder interested in voting via the Internet are set forth on the enclosed proxy card. Votes submitted via the Internet by a registered stockholder must be received by 11:59 p.m. (Eastern Daylight Saving Time) on May 5, 2003.

For Shares Registered in the Name of a Brokerage or Bank. A number of brokerage firms and banks are participating in a program for shares held in "street name" that offers Internet voting options. This program is different from the program provided by EquiServe for shares registered in the name of the stockholder. If your shares are held in an account at a brokerage firm or bank participating in the street name program, you may have already been offered the opportunity to elect to vote using the Internet. Votes submitted via the Internet through the street name program must be received by 11:59 p.m. (Eastern Daylight Saving Time) on May 5, 2003. The giving of such a proxy will not affect your right to vote in person should you decide to attend the Annual Meeting.

These Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to vote their shares and to confirm that stockholder's votes have been recorded properly. If you are voting via the Internet through either of these voting procedures, you should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholders. Also, please be aware that Central Vermont is not involved in the operation of either of these Internet voting procedures and cannot take responsibility for any access or Internet service interruptions that may occur or any inaccuracies, erroneous or incomplete information that may appear.

Your Internet vote authorizes the named Proxies to vote your shares in the same manner as if you marked, signed, and returned the proxy card.

You may elect to receive future notices of meetings, proxy materials, and annual reports electronically via the Internet. Once you have consented to electronic delivery, your consent will remain in effect until withdrawn. If you have not yet enrolled in the Company's Internet delivery program, we strongly encourage you to do so since it is a cost-effective way for Central Vermont to send your proxy statement and annual report. Participation instructions are set forth on the enclosed proxy card. When next year's proxy statement and annual report materials become available, you will be sent an e-mail telling you how to access them electronically.

If you elect to access these materials via the Internet, you may still request paper copies by contacting your brokerage firm, bank or Central Vermont. Your participation in the new Internet program will remain in effect until you cancel your enrollment by logging on to the web site listed above and following the instructions. You are free to cancel your enrollment at any time.

Voting by Telephone

Use any touch-tone telephone to vote your proxy, call 1-877-PRX-VOTE (1-877-779-8683). Have your proxy card in hand when you call. You will be prompted to enter your Voter Control Number, located in the box, and then follow the simple instructions.

Your telephone vote authorizes the named Proxies to vote your shares in the same manner as if you marked, signed, and returned the proxy card. The giving of such a proxy will not affect your right to vote in person should you decide to attend the Annual Meeting.

ARTICLE 1

ELECTION OF DIRECTORS

The Company's Articles of Incorporation and Bylaws provide for the division of the Board of Directors into three classes having staggered terms of office as nearly equal in number as possible. In accordance with the Company's Bylaws, the Board of Directors has fixed at twelve (12) the number of Directors for the ensuing year.

The nominees for election at this Annual Meeting to serve as Directors for a three-year term which expires at the 2006 Annual Meeting are: Robert L. Barnett, Frederic H. Bertrand, Robert G. Clarke, and Mary Alice McKenzie.

Proxies will be voted (unless otherwise instructed) in favor of the election of the four nominees as indicated in the table below. Each of the nominees has consented to serve as a Director if elected. While it is not anticipated that any of the persons listed will be unable to serve as a Director, if any of the persons listed are unable to serve, then the proxies will be voted for such other person or persons as the present Board of Directors shall determine.

The following sets forth certain information, including age, principal occupation, directorships, and business experience during the past five years, regarding the Directors and nominees for Director. Unless

3

otherwise indicated, the principal occupation of the Directors or nominees for Director has been the same for the past five years.

	Director Since

Nominees whose terms will expire in year 2006:

Robert L. Barnett (62) Executive Vice President, Motorola, Inc. ("Motorola") (communications equipment) since January 2003; Executive Vice President and President, Commercial, Government, and Industrial Solutions Sector (formerly Land Mobile Products Sector) Motorola from 1995 to December 2002. Mr. Barnett also serves as a Director of Johnson Controls, Inc. and USG Corporation. In June 2001, USG Corporation commenced Chapter 11 proceedings to confirm a plan of reorganization of that company. — 1996

Frederic H. Bertrand (66) Chair of the Board of the Company since October 1997; Chair of the Board and Chief Executive Officer, National Life Insurance Co. from 1987 to February 1997. Mr. Bertrand also serves as a Director of Catamount Energy Corporation, a CVPS subsidiary, Vermont Electric Power Company, Inc., and The Home Service Store, Inc., CVPS affiliates. He also serves as a Director of The Chittenden Corporation, The Chittenden Bank, and Union Mutual Fire Insurance Co. — 1984

Robert G. Clarke (52) Chancellor, Vermont State Colleges since June 2000; Interim Chancellor, Vermont State Colleges from November 1999 to June 2000; President, Vermont Technical College from 1984 to November 1999. Mr. Clarke also serves as a Director of Connecticut Valley Electric Company Inc., a CVPS subsidiary; Vermont Electric Power Company, Inc., a CVPS affiliate; and Banknorth Vermont (a division of Banknorth Group, Inc.). Mr. Clarke is a Director Nominee for Banknorth, N.A. and Banknorth Group, Inc. — 1997

Mary Alice McKenzie (45) Vice President and General Counsel, Vermont State Colleges, since August 2001; Director and President, Fresh Connections from 1998 to 2000. Ms. McKenzie also serves as a Director of Vermont Electric Power Company, Inc. and Vermont Yankee Nuclear Power Corporation, CVPS affiliates. — 1992

Directors whose terms will expire in year 2004:

Timothy S. Cobb (61) Retired Chair, President, and Chief Executive Officer, Salient 3 Communications, Inc., (formerly Gilbert Associates, Inc.) from 1995 to 2000. — 2000

Luther F. Hackett (69) President, Hackett, Valine & MacDonald, Inc. (insurance agents). Mr. Hackett also serves as a Director of Catamount Energy Corporation, a CVPS subsidiary; Vermont Electric Transmission Company, Inc., Chair and Director of Vermont Electric Power Company, Inc., CVPS affiliates; and serves as a Director of Banknorth Group, Inc. — 1979

4

	Director Since

Janice L. Scites (52) President, Scites Associates, Inc. (a technology and business consulting firm) since January 2001; Vice President, Internet Implementation Strategy, AT&T from November 1997 to December 2000. Ms. Scites also serves as a Director of The Home Service Store, Inc., a CVPS affiliate; and Venturi Partners. — 1998

Directors whose terms will expire in year 2005:

Rhonda L. Brooks (50) President, R Brooks Advisors, Inc. (consulting firm) since December 2002; President, Exterior Systems Business, Owens Corning ("Owens") (building materials and fiberglass composites) from June 2000 to July 2002; President, Roofing Systems Business, Owens from December 1997 to June 2000. In October 2000, Owens commenced Chapter 11 proceedings to confirm a plan of reorganization of that company. Ms. Brooks also serves as a Director of ArvinMeritor, Inc. — 1996

Janice B. Case (50) Senior Vice President, Energy Solutions, Florida Power Corporation from June 1996 to December 2000. Mrs. Case also serves as a Director of AEGON/ Transamerica Series Fund, Inc., a Trustee of IDEX Mutual Fund, Inc., on the Board of Managers of Transamerica Occidental Life Insurance Company Separate Account Fund B, and as a Director of Transamerica Income Shares, Inc. — 2002

George MacKenzie, Jr. (53) Executive Vice President and Chief Financial Officer ("CFO") of Glatfelter Company (global manufacturer of specialty papers and engineered products) from September 2001 to May 2002; Vice Chair of Hercules Incorporated ("Hercules") from November 2000 to June 2001; Executive Vice President, Hercules from April 2000 to November 2000; President, Chemical Specialties Segment, Hercules and CFO, Hercules, from 1999 to April 2000; Senior Vice President and CFO, Hercules, from 1996 to 1999. Mr. MacKenzie also serves as a Director of C&D Technologies, Inc. Mr. MacKenzie is a Director Nominee for Safeguard Scientifics, Inc. — 2001

Herbert H. Tate (49) Of-Counsel, Wolff & Samson, P.C. (law firm) since September 2002; Research Professor of Energy Policy Studies, New Jersey Institute of Technology from April 2001 to September 2002; President, New Jersey Board of Public Utilities from 1994 to March 2001. Mr. Tate also serves as a Director of IDT Solutions and Winstar Telecommunications. — 2001

Robert H. Young (55) President and Chief Executive Officer of the Company since 1995. Mr. Young serves as Chair, President, and Chief Executive Officer of Connecticut Valley Electric Company Inc., CVPS — East Barnet Hydroelectric, Inc., Catamount Resources Corporation, Custom Investment Corporation, and Eversant Corporation and Chair of Catamount Energy Corporation, CVPS subsidiaries. Mr. Young also serves as Chair of Vermont Yankee Nuclear Power Corporation and The Home Service Store, Inc. and as a Director of Vermont Electric Power Company, Inc. and Vermont Electric Transmission Company, Inc., CVPS affiliates. — 1995

5

Vote Required

The election of a Director requires the affirmative vote of a plurality (nominees receiving the greatest number of votes will be elected at a meeting at which a quorum is present) of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

The Board of Directors recommends a vote FOR Article 1.

RESIGNATION OF DIRECTOR

After two years of service as a Director and Member of the Compensation Committee, William V. Boettcher resigned from the Board of Directors in October 2002.

GOVERNANCE OF THE COMPANY

The Company has standing Executive, Audit, Compensation, and Corporate Governance (formerly the Nominating Committee) Committees (the "Committee(s)") of its Board of Directors. Members of these Committees are appointed by the Board of Directors. The Board had in place formal charters setting forth the powers and responsibilities of each of its committees which have been revised in response to the corporate governance reforms mandated by the Sarbanes-Oxley Act of 2002 and the proposed listing standards of the NYSE. With the exception of the Company's President and Chief Executive Officer, whose membership is required by the Bylaws, the Executive Committee consists of non-employee directors. The Audit, Compensation, and Corporate Governance Committees consist entirely of independent non-employee directors. In addition, the full Board of Directors, the Audit, Compensation, and Corporate Governance Committees each met in regularly scheduled executive sessions without management participation. The Company believes it is in full compliance with the letter and spirit of the corporate reforms prescribed by the law and the NYSE.

Board of Directors

In accordance with our Bylaws, the Board of Directors has set the number of Directors at twelve. Eleven of our twelve Directors are non-employee Directors. We believe that our directors are "independent" directors, with independence being defined consistent with the proposed NYSE rules.

During year 2002, the Board of Directors held four special and eight regular meetings. Each Director attended at least 94% of the aggregate of all meetings of the Board and committees of which he or she was a member.

Committees of the Board

The Executive Committee has substantially all the powers of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board. The present members of the Executive Committee are: Frederic H. Bertrand, Chair, Luther F. Hackett, and Robert H. Young. During year 2002, the Executive Committee held six meetings.

The Audit Committee reviews and reports to the Board of Directors on the findings and recommendations of the Company's independent public accountants, the Company's internal audit procedures, examinations by regulatory authorities, and matters having a material effect on the Company's financial operations. The present members of the Audit Committee are: Robert G. Clarke, Chair, Robert L. Barnett, Janice B. Case, Luther F. Hackett, George MacKenzie, Jr., and Herbert H. Tate. During year 2002, the Audit Committee held seven meetings.

The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors concerning the compensation of executive officers of the Company and certain subsidiaries. Members of the Compensation Committee are also responsible for the administration of the long-term incentive plans for non-employee directors and key employees. The present members of the Compensation Committee are: Timothy S. Cobb, Chair, Frederic H. Bertrand, Rhonda L. Brooks, Mary Alice McKenzie, and Janice L. Scites. During year 2002, the Compensation Committee held six meetings.

The Corporate Governance Committee is responsible for recommending candidates for election as Directors of the Company. The Committee also periodically reviews and advises the Board regarding the adoption of Company policies and programs related to corporate governance issues. The Corporate Governance Committee will consider recommendations by the stockholders for nomination as Directors. Recommendations should be forwarded to the Secretary of the Company on or before November 29 preceding the Annual Meeting for which such nomination is sought. The present members of the Corporate Governance Committee are: Mary Alice McKenzie, Chair, Robert L. Barnett, and Frederic H. Bertrand. During year 2002, the Corporate Governance Committee held two meetings.

Directors' Compensation

In year 2002, Directors of the Company were paid an annual retainer of $15,000. Under the 1997 Restricted Stock Plan for Non-employee Directors and Key Employees (the "Restricted Plan"), the non-employee Directors received 50% of their annual retainer in Common Stock (instead of cash). Members of the Executive Committee are paid an additional $500 annual retainer. The Chair of the Board receives an additional $30,000 annual retainer and the Chair of each Committee receives an additional $2,000 annual retainer. Directors are also paid $1,000 plus expenses for each Board meeting attended and $500 for each Committee meeting attended if held on the same day as a meeting of the Board or held by telephone, and a fee of $1,000 plus expenses for attendance at each other meeting of such Committee.

Beginning January 2002, certain of the Directors have elected to defer receipt of all or a portion of their fees pursuant to the Deferred Compensation Plan for Officers and Directors of Central Vermont Public Service Corporation (the "Deferred Compensation Plan"), described below under the caption entitled "Deferred and Long-Term Compensation."

As President and Chief Executive Officer, Mr. Young receives no compensation for serving on the Board or any of its Committees.

Under the Restricted Plan, 210 shares and 212 shares of Common Stock based on a price per share of $17.775 and $17.68 respectively, representing $7,500 of the annual cash retainer were awarded in year 2002 to each of the following Directors: Robert L. Barnett, Frederic H. Bertrand, Rhonda L. Brooks, Robert G. Clarke, Timothy S. Cobb, Luther F. Hackett, George MacKenzie, Jr., Mary Alice McKenzie, Janice L. Scites, Herbert H. Tate and 212 shares of Common Stock based on a price per share of $17.68 were awarded to Janice B. Case.

Advisory Director

Mrs. Case was paid $3,350 plus $1,000 and expenses for each meeting attended pursuant to a Consulting Agreement entered into in consideration of her service on the Board as an advisory director through May 6, 2002. As advisory director she had no vote with respect to matters acted on by the Board nor was her presence counted for purposes of determining a quorum. Mrs. Case was elected to the Board of Directors on May 7, 2002.

Stock Option Plan for Non-employee Directors

Under the 1998 Stock Option Plan for Non-employee Directors (the "1998 Plan"), the non-employee Directors received stock options for 2,325 shares on the first business day after the 2002 Annual Meeting. Optioned shares are reflected in the individual stockholdings of the Directors set forth below under "Stock Ownership of Directors, Nominees, Executive Officers, and Certain Beneficial Owners". The exercise price of the options issued to Participant Directors in year 2002 was $19.18 per share, which represents the Fair Market Value of the Common Stock on the date of grant. For purposes of the 1998 Plan, the Fair Market Value of stock is defined as the average of the high and low trading prices reported on the composite tape on the date specified, or if no sale takes place on such date, the average of the bid and asked prices on such date. Stock options granted in 2002 are exercisable during the period beginning six months after the date of grant and ending five years thereafter. The 1998 Plan terminated in year 2002. In May 2002 stockholders approved the 2002 Long-Term Incentive Plan ("2002 Plan"). Stock options granted in 2003 under the 2002 Plan are exercisable during the period beginning six months after the date of grant and ending ten years thereafter except in the event that the options expire during a limited trading period declared by the Secretary, in which case the exercise period shall be extended for thirty days following termination of the limited trading period. All stock options are exercisable at a fixed price equal to the Fair Market Value of the Common Stock on the date the option is granted. The total number of shares that may be issued under the 2002 Plan to non-employee directors and key employees may not exceed 350,000 in the aggregate, subject to proportional adjustments, and such shares may be either authorized but unissued shares or shares previously issued and reacquired by the Company. The 2002 Plan is effective for ten years, terminating in year 2012.

During the year 2002, stock options granted under the 1993 Stock Option Plan for Non-Employee Directors were exercised by Mr. Barnett (2,250), Mr. Bertrand (2,250), Ms. Brooks (2,250), and Mr. Clarke (2,250) shares. The average net realized value (Fair Market Value on the date of exercise less the exercise price) was $8.4625 per share for Mr. Barnett, $7.1625 per share for Mr. Bertrand, $7.6525 per share for Ms. Brooks, and $6.1125 per share for Mr. Clarke.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers to file reports of ownership and changes in ownership of Company securities with the SEC and to furnish the Company with copies of all such reports. It also requires directors, officers, and persons who beneficially own more than ten percent (10%) of the Company's stock to file initial reports of ownership and subsequent reports of changes in ownership with the SEC and the NYSE.

Based solely on a review of the copies of such reports prepared and filed with the SEC during year 2002 by the Company's executive officers and directors, and on written representations that no other reports were required, the Company believes its directors and executive officers have complied with all Section 16(a) filing requirements. The Company does not have a ten percent holder.

STOCK OWNERSHIP OF DIRECTORS, NOMINEES, EXECUTIVE OFFICERS, AND CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of shares of Common Stock beneficially owned by: (1) each Director, (2) each nominee Director, (3) each of the named executive officers in the Summary Compensation Table, (4) all the Directors, nominees for Director, and executive officers as a group as of January 31, 2003, and (5) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock as of December 31, 2002.

Name	Shares of Common Stock Beneficially Owned (1)(2)(3)(4)	Percent of Class
Robert L. Barnett	16,673	(1)
Frederic H. Bertrand	16,096[5]	(1)
Rhonda L. Brooks	14,823	(1)
Kent R. Brown	70,826[6]	(1)
Janice B. Case	3,537	(1)
Robert G. Clarke	15,196[7]	(1)
Timothy S. Cobb	9,343	(1)
Jean H. Gibson	8,553[8]	(1)
Luther F. Hackett	18,586[9]	(1)
Joseph M. Kraus	59,679	(1)
George MacKenzie, Jr.	5,390	(1)
Mary Alice McKenzie	14,216[10]	(1)
James J. Moore, Jr.	55,214	(1)
Craig A. Parenzan	1,500	(1)
Janice L. Scites	7,340	(1)
Herbert H. Tate	5,340	(1)
Robert H. Young	271,949[11]	2.3%
All directors, nominees, and executive officers (21)	705,440	6.0%
Dimensional Fund Advisors Inc. 12990 Ocean Avenue Santa Monica, California 90401	686,294[12]	5.8%
David L. Babson & Company, Inc. One Memorial Drive Cambridge, Massachusetts 02142	634,100	5.4%
Barclays Global Investors, N.A. and related companies [13] 45 Fremont Street San Francisco, California 94105	593,256	5.1%
AXA and related companies[14] 1290 Avenue of the Americas New York, New York 10104	495,571	4.2%

No director, nominee for director, or executive officer owns any shares of the various classes of the Company's outstanding non-voting Preferred Stock.

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(1) No Director, nominee for Director, or executive officer owns beneficially in excess of 1% of the outstanding Common Stock, except for Robert H. Young. Except as otherwise indicated in the

footnotes to the table, each of the named individuals possesses sole voting and investment power over the shares listed.

(2) Includes shares that the named individuals have a right to acquire pursuant to options granted under the 1998 Stock Option Plan for Non-employee Directors as follows: Messrs. Barnett, Bertrand, Ms. Brooks, Mr. Clarke, and Ms. McKenzie 11,325 each; Messrs. Cobb and Hackett, 6,825 each; Mr. MacKenzie, Ms. Scites, and Mr. Tate, 4,575 each; and Mrs. Case, 2,325. Includes 2,098 shares awarded under the Restricted Stock Plan for Non-employee Directors and Key Employees ("Restricted Plan"), for each of Messrs. Barnett, Bertrand, Ms. Brooks, Messrs. Clarke, Hackett, and Ms. McKenzie; 1,633 shares for Ms. Scites; 565 shares for Messrs. MacKenzie and Tate; 548 shares for Mr. Cobb; and 212 shares for Mrs. Case. Also includes 970 shares for Mr. Cobb which were deferred pursuant to the Deferred Compensation Plan. Also includes the following awards under said Restricted Plan as follows: Mr. Brown, 3,665; Mr. Kraus, 1,322; and, Mr. Young, 7,996.

(3) Includes shares that the named executive officers have a right to acquire pursuant to options granted under the 1988, 1997, and 2000 Stock Option Plans for Key Employees as follows: Mr. Brown, 59,000; Mrs. Gibson, 6,400; Mr. Kraus, 50,350; Mr. Moore, 34,200; and, Mr. Young, 239,160.

All executive officers as a group have rights to acquire 480,385 shares.

(4) Includes shares that the named executive officers hold indirectly under the Company's Employee Savings and Investment (401(k)) and Employee Stock Ownership Plans as follows: Mr. Kraus, 425 shares; Mr. Moore, 1,014 shares; and, Mr. Young, 2,725 shares.

(5) Includes 2,673 shares held jointly with Mr. Bertrand's spouse over which he has voting and investment power.

(6) Includes 1,468 shares held jointly with Mr. Brown's spouse over which he shares voting and investment power and 5,034 shares deferred pursuant to the Deferred Compensation Plan.

(7) Includes 1,000 shares held jointly with Mr. Clarke's spouse over which he shares voting and investment power.

(8) Includes 2,153 shares held jointly with Mrs. Gibson's spouse over which she shares voting and investment power.

(9) Includes 3,000 shares owned by corporations over which Mr. Hackett has voting and investment power.

(10) Includes 150 shares held jointly with Ms. McKenzie's spouse over which she shares voting and investment power.

(11) Includes one share held by Mr. Young's son over which Mr. Young disclaims beneficial ownership and 852 shares held by his spouse over which she has sole voting and investment power.

(12) Dimensional Fund Advisors Inc. ("Dimensional") is a registered investment advisor and as such has sole voting and dispositive power over all shares of the Common Stock of the Company. Dimensional disclaims beneficial ownership of said securities.

(13) Barclay Global Investors, N.A. which reports shares in company trust accounts for the economic beneficiaries of those accounts has sole voting and dispositive power over 411,381 shares and Barclays Global Fund Advisors reports shares in company trust accounts for the economic beneficiaries of those accounts has sole voting and dispositive power over 181,875 shares.

(14) AXA Financial, Inc. is an institutional investment manager filing pursuant to a joint filing agreement among: AXA; AXA Assurances I.A.R.D. Mutuelle; AXA Assurances Vie Mutuelle; AXA Conseil Vie Assurance Mutuelle; AXA Courtage Assurance Mutuelle; and, AXA Financial, Inc.

AXA Financial, Inc. and AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Conseil Vie Assurance Mutuelle, AXA Courtage Assurance Mutuelle as a group, together with AXA, have sole voting power over 415,235 shares and sole dispositive power over 401,471 shares; shared voting power over 4,925 shares and shared dispositive power over 94,100 shares. Alliance Capital Management L.P., a subsidiary of AXA Financial, Inc., has sole voting power over 333,535 shares. AXA Rosenberg (US), an AXA entity, has sole voting power over 81,700 shares. AXA Rosenberg (US), holds 94,100 shares and Alliance Capital Management L.P., holds 401,471 shares for a total aggregate number of shares owned of 495,571 with shared and sole power, respectively, to dispose or direct the disposition of those shares on behalf of client discretionary investment advisory accounts.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is composed of six independent directors and operates under a written charter adopted by the Board of Directors.

On July 22, 2002, the Company's Board of Directors approved the Audit Committee's recommendation to engage Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche") to serve as the Company's independent auditors, replacing Arthur Andersen LLP ("Arthur Andersen").

The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2002 with management and with the independent public auditors, Deloitte & Touche. The Audit Committee has also discussed with Deloitte & Touche the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

The Committee has received and reviewed the written disclosures and the letter from our independent auditors required by Independence Standard No. 1, Independence Discussions with Audit Committees, as amended, by the Independence Standards Board, and also have discussed with Deloitte & Touche the issue of its independence from the Company.

In accordance with its Charter, the Audit Committee Chair reviewed all 2002 Quarterly Reports on Form 10-Q with management and the independent auditors after completion of the auditor's quarterly procedures in accordance with Statement on Auditing Standards No. 71.

Based on the reviews and various discussions referred to above, the Audit Committee recommended to the Board of Directors that the financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

Sarbanes-Oxley Compliance

The Audit Committee has considered the various new and proposed rules and requirements under the Sarbanes-Oxley Act. In 2002, the Audit Committee met with management, Deloitte & Touche and the internal auditors, separately and as a group, to discuss required and proposed changes to the Committee's and the Company's policies and procedures needed to comply with Sarbanes-Oxley. As part of that process, the Audit Committee revised its charter, identified the Committee's "financial expert" and established a formal preapproval policy for audit and non-audit services, and undertook other related activities. The Audit Committee's policies and procedures regarding preapproval of audit and non-audit services provided by the Company's independent accountants requires preapproval of all services, regardless of *de minimis* exceptions, by the full Audit Committee or the Audit Committee Chair as appropriate. The Audit Committee expects that its and the Company's policies and procedures will continue to be revised as additional requirements under Sarbanes-Oxley become final.

AUDIT COMMITTEE MEMBERS:
Robert G. Clarke, Chair
Robert L. Barnett
Janice B. Case
Luther F. Hackett
George MacKenzie, Jr.
Herbert H. Tate

FEES PAID TO INDEPENDENT ACCOUNTANT

Audit Fees

Aggregate fees billed by Deloitte & Touche for the annual audit and reviews of the second and third quarter financial statements totaled $131,400 during the year ended December 31, 2002. Review of the first quarter financial statements was performed by Arthur Andersen, the Company's independent public auditors at that time, and related billings amounted to $10,400.

Aggregate fees billed by Arthur Andersen for the annual audit and reviews of the quarterly financial statements totaled $174,200 during the year ended December 31, 2001.

Audit-Related Fees

Aggregate fees billed by Deloitte & Touche for Audit-Related services for the year ended December 31, 2002 were $52,900. These fees relate to employee benefit plan audits, a debt compliance review and audits of the Company's wholly owned subsidiaries.

Aggregate fees billed by Arthur Andersen for Audit-Related services for the year ended December 31, 2001 were $109,200. These fees were related to employee benefit plan audits, debt compliance, implementation of new accounting pronouncements and audits of the Company's wholly owned subsidiaries.

Tax Fees

Aggregate fees billed by Deloitte & Touche for tax services rendered by them totaled approximately $23,900 during the year ended December 31, 2002. The fees relate to the Company's pending sale of its wholly owned subsidiary, Connecticut Valley. The Audit Committee has considered the provision of non-audit services by Deloitte & Touche in assessing auditor independence.

Aggregate fees billed by Arthur Andersen for tax services rendered by them for the year ended December 31, 2001 were $59,300. These fees were related to tax planning and compliance services.

All Other Fees
No amounts were billed by Deloitte & Touche in year 2002.

Aggregate fees billed by Arthur Andersen for non-audit services rendered by them totaled $454,300 during the year ended December 31, 2001. These fees were related to internal audit services, Vermont retail rate case support, staff support and information systems project management. In 2001, the Audit Committee considered the provision of non-audit services by Arthur Andersen in assessing auditor independence. At its meeting on December 3, 2001, the Board of Directors approved the appointment of PricewaterhouseCoopers, LLP as its internal auditors for year 2002.

Five-Year Shareholder Return Comparison

The SEC requires that the Company include in its proxy statement a line-graph presentation comparing cumulative, five-year shareholder returns on an indexed basis with the S&P 500 Stock Index and either a published industry or line-of-business index or an index of peer companies selected by the Company. The Board of Directors has selected for its peer group index a stock index compiled by the Edison Electric Institute ("EEI Index"), because it is the most comprehensive and representative inasmuch as it includes stock performance data for investor-owned electric utility companies.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
CENTRAL VERMONT, EEI INDEX, S&P 500



	1997	1998	1999	2000	2001	2002
—△— CVPS	100	72.00	80.63	100.19	144.38	165.94
--◇-- EEI Index	100	113.89	92.71	137.18	125.12	106.69
—□— S&P 500	100	125.58	155.63	141.46	124.65	97.10

Assumes $100 Invested on December 31, 1997
*Total Return Assumes Quarterly Reinvestment of Dividends

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

Compensation Philosophy

The philosophy of the Compensation Committee (the "Committee"), with regard to executive compensation, is to maintain a total compensation pay package which, by virtue of its design and target levels, enables the Company to recruit the best talent for our jobs, to retain high performing employees by strongly rewarding exceptional performance, to encourage employees to develop their skills and abilities, and to encourage and support performance and decisions that strengthen the Company financially and strategically, including enhancing customer service. Executive officer compensation, including the compensation of the Chief Executive Officer ("CEO"), is comprised of a base salary, an annual Management Incentive Plan ("MIP"), and a Long-Term Incentive Program ("LTIP"), as described below. The value of the LTIP is based on the value the Company delivers to stockholders over time. Awards under the MIP are based on Company, team and individual performance as described below. The base salary range is set based on benchmarking to other companies of our size and, within a range, a specific officer's salary is set based on qualifications, experience, and proven performance.

Executive Officers' Base Annual Salary

It is the policy of the Committee to establish salaries for the CEO and other executive utility officers within a range that surrounds the 50th percentile of salaries of similar positions in electric and gas utilities, adjusted to reflect the size of the Company as determined by revenues. This information is reported in the annual Energy Services Executive Compensation Survey conducted by Towers Perrin. Executive officers in charge of unregulated subsidiaries are benchmarked to the 50th percentile of salaries for similar positions at companies with similar revenues in general industry.

Within this range, the salary is determined based on an evaluation of the individual's qualifications, experience, and proven performance. The CEO recommends to the Committee the base salary for other executive officers.

Chief Executive Officer's Base Annual Salary

The Committee determines the base salary of the CEO. Mr. Young's current salary is based upon a broad range of performance factors such as his level of experience in his position, overall Company performance, and executive team performance and is compared to the 50th percentile of salaries for CEOs for electric and gas utilities the size of the Company.

2002 Management Incentive Plan

The Company's executive officers participate in the Company's annual MIP. The purpose of the MIP is to focus the efforts of the executive team on the achievement of challenging and demanding performance objectives. When performance reaches or exceeds the specified annual performance objectives, an incentive payment is earned. A well-directed MIP, in conjunction with competitive salaries and benefits, provides a level of compensation which fully rewards the skills and efforts of the executives.

Participants are designated annually by the Board of Directors. The level of potential payout for the MIP is based on benchmarking of the incentive levels for officers working for companies our size. In year 2002, the named executive officers in the Summary Compensation Table were eligible to participate in the MIP, with the exception of Mr. Parenzan who is no longer with the Company.

The 2002 MIP consists of four measurements: Company Performance weighted 40% for the CEO and utility officers and 10% for officers in unregulated units; Corporate Balanced Business Performance weighted 40% for the CEO and 20% for utility officers; Business Unit/Team Balanced Business Performance weighted 20% for utility officers and 80% for officers in unregulated units; and Individual Performance weighted 20% for the CEO and utility officers and 10% for officers in unregulated units. The 2002 MIP performance measures are described below.

Company Performance. A three-part measure of (1) consolidated Earnings Per Share; (2) documented recurring cost savings; and (3) meeting a set of customer service quality standards. The measure of Company performance for officers in unregulated units is consolidated Earnings Per Share.

Corporate Balanced Business Performance Measures. Includes a balanced set of financial, customer, process improvement, and employee measures of corporate performance.

Business Unit/Team Balanced Business Performance Measures. Measures the performance of the officer's strategic business unit or team. Includes financial, customer, process improvement, and employee performance measures.

Individual Performance. Based on advice and recommendation from the CEO for officers reporting to him, the Compensation Committee and Board evaluates individual officer performance compared to performance objectives set early in the year, and also evaluates the performance of the CEO versus his performance objectives. This item is at the full discretion of the Board.

The target level of incentive award from the MIP is 50% of base salary for the President and CEO and Vice Presidents responsible for unregulated businesses; 30% for the Senior Vice Presidents; 25% for Vice Presidents; and 20% for Assistant Vice Presidents. The maximum payout is capped at 2 times target.

Long-Term Incentive Program

The Company's Long-Term Incentive Program (the "LTIP") for executive officers is designed to deliver one-half of the value of a participant's award in stock options and the remaining one-half in the form of contingent performance shares of Common Stock. The one-half paid in contingent shares of Common Stock is in the form of performance shares which are dependent upon reaching certain Total Shareholder Return ("TSR") performance targets in three years versus a national peer group of electric and combination utilities. The number of options and performance shares awarded to executive officers is determined utilizing comparisons to officers' long-term incentive values who work for companies our size in the electric and gas utility industry and in the general industry.

Half of the executive officer LTIP is delivered in the form of contingent Performance Shares of Common Stock. In year 2002 (at the beginning of the three-year 2002-2004 performance cycle), there was a contingent grant of a fixed number of shares of Common Stock. The number of shares payable at the end of the performance cycle (year 2002-2004) is dependent on how the Company's financial performance compares to a national peer group of electric and combination utilities. The financial performance is measured in terms of TSR for the three years, relative to the peer group. The number of shares granted at the end of the cycle ranges from 0 - 2 times the number of shares targeted in the beginning of the cycle, based on our relative TSR. There is no payout if our relative TSR is in the 40th percentile or lower.

Maximum payout is achieved by being in the 90th percentile or higher. Dividends payable with respect to contingent performance shares are reinvested into additional shares of contingent stock. Once the award is earned, shares become fully vested. On January 13, 2003, performance share awards were made for shares contingently granted in year 2000 for the 2000 - 2002 performance cycle pursuant to the LTIP design elements.

The stock option portion of the LTIP award is based on the Stock Option Plan for Key Employees which was approved in year 2000 by the Company's stockholders. Stock options are an important component in the Company's strategy for attracting and retaining executives of high caliber and helping to focus management attention on increasing stockholder value. Stock options are granted to executive officers annually upon the recommendation of the Committee. All awards are provided by means of non-qualified stock options which have an exercise price equal to 100% of the Fair Market Value of the Common Stock of the Company on the date of the grant. The Committee's policy is that the exercise price of stock options should not be amended after grant, except in the event of a stock dividend, stock split, or other change in corporate structure or capitalization affecting the Common Stock. In year 2002, the named executive officers in the Summary Compensation Table, all received options with the exception of Mr. Parenzan who is no longer with the Company.

2003 Management Incentive Plan

The Board of Directors adopted a revised annual Management Incentive Plan (the "2003 MIP") to be effective starting with the 2003 plan year (fiscal). The 2003 MIP has the same potential payouts for officers as the 2002 MIP. In the 2003 MIP, the Board combined the Company Performance measures with the Corporate Balanced Business Performance Measures. This Company Balanced Business Performance is weighted 80% for the CEO and 60% for other utility officers; Business Unit/Team Balanced Business Performance is weighted 20% for utility officers; and Individual Performance at the discretion of the Board is weighted 20% for the CEO and utility officers. For Catamount officers, consolidated EPS has a 10% weight, Business Unit/Team Balanced Business Performance an 80% weight, and Individual Performance a 10% weight.

Stock Ownership Guidelines

Every executive officer is required to achieve an ownership stake in Central Vermont that is in relation to his or her salary. The CEO guidelines are 1.0 times salary with other officer guidelines set at 0.5 times salary. Officers may count the value of shares owned, shares which are deferred pursuant to the Deferred Compensation Plan, stock owned in the 401(k) Plan including ESOP, stock options exercised and held, Restricted Stock, stock purchased outright, and Performance Shares awarded and held. Unexercised stock options are not counted in calculating ownership. Executive officers have five years in which to meet the ownership guidelines.

Other Perquisites

It is the policy of the Committee not to compensate executive officers through the use of perquisites. A car is provided to the CEO. Periodic medical examinations for all executive officers previously available were eliminated as an executive perquisite in January 2003. There are no other perquisites provided to any executive officer.

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Other Compensation Committee Items

The Company intends that compensation paid to its executive officers will be tax deductible. Section 162(m) of the Code, as amended, generally limits the Company's federal income tax deduction for compensation paid in any taxable year to any one of the five highest paid executive officers named in the Summary Compensation Table to $1 million. The limit does not apply to specified types of exempt compensation, including payments that are not included in the employee's gross income, payments made to or from a tax-qualified plan, and compensation that qualifies as qualified performance-based compensation. Under the tax law, the amount of a qualified performance-based award must be based entirely on an objective formula, without any subjective consideration of individual performance. The Committee has carefully considered the impact of this law. As the annual cash compensation of each of the Company's executive officers is below $1 million, the limitation imposed by Section 162(m) is not currently applicable. In addition, the stock options granted under the Company's stock option plans are designed to qualify as exempt qualified performance-based compensation.

The Committee retains the services of an independent expert to advise it with respect to the extent to which its pay practices are consistent with prevailing industry standards. With the assistance of its advisor, it reviews its plans each year to assure that it competitively pays and rewards executives and directors to act in the interests of the stockholder and our customers.

In anticipation of proposed statutory, regulatory and listing requirements, the Compensation Committee has reviewed and revised its written Charter. The Committee will continue to evaluate its Charter in order to ensure timely compliance with recent regulatory developments.

COMPENSATION COMMITTEE MEMBERS:
Timothy S. Cobb, Chair
Frederic H. Bertrand
Rhonda L. Brooks
Mary Alice McKenzie
Janice L. Scites

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company has a Compensation Committee to approve compensation for the Company's executive officers. The Compensation Committee members are Messrs. Cobb, Bertrand, Ms. Brooks, Ms. McKenzie, and Ms. Scites. None of the Compensation Committee members are involved in a relationship requiring disclosure as an interlocking executive officer/director under Item 404 of Regulation S-K or as a former officer or employee of the Company. Mr. Young, who serves as President and Chief Executive Officer of the Company is not a member of the Compensation Committee and cannot vote on matters decided by that Committee. Mr. Young has participated in the discussions and decisions regarding salaries and incentive compensation for executive officers of the Company. However, Mr. Young has been excluded from discussions regarding his own salary and incentive compensation.

EXECUTIVE COMPENSATION AND OTHER TRANSACTIONS

The following table shows all cash compensation paid or earned by the CEO, the four most highly compensated executive officers, including an executive officer of one of the Company's wholly owned subsidiaries, and one additional individual not serving as an executive officer at the end of 2002.

SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | Long Term Compensation | | | |
| | | | | Awards | | Payouts | |
Name and Principal Position (1)	Year	Salary ($) (2)	Bonus ($) (3)	Restricted Stock Awards ($) (4)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($) (5)	All Other Compensation ($) (6)
Robert H. Young	2002	331,713	168,545	69,120	32,300/0	359,421	9,385
President and CEO	2001	328,339	86,130	0	26,200/0	212,893	7,788
	2000	303,852	239,250	43,207	30,300/0	0	9,678
James J. Moore, Jr. **	2002	271,031	135,402	0	13,700/0	0	2,060
President and CEO	2001	199,039	192,230	0	20,500/0	0	295
Catamount Energy Corporation (7)	2000	0	0	0	0	0	0
Kent R. Brown	2002	194,931	61,998	33,120	6,200/0	90,939	8,761
Senior Vice President,	2001	191,885	35,395	0	5,900/0	44,014	7,331
Engineering and Operations	2000	185,519	86,400	18,003	7,700/0	0	8,262
Joseph M. Kraus	2002	172,083	65,522	0	6,200/0	90,939	18,816
Senior Vice President Customer Service,	2001	162,615	60,236	0	5,900/0	32,013	20,415
Secretary, and General Counsel	2000	143,615	72,000	14,294	7,700/0	0	7,131
Jean H. Gibson *	2002	138,461	160,000	0	6,400/0	0	338
Senior Vice President,	2001	0	0	0	0	0	0
CFO, and Treasurer	2000	0	0	0	0	0	0
Craig A. Parenzan ** (8)	2002	253,623(9)	24,250	0	0	0	59,798
Senior Vice President,	2001	175,573	157,879	19,781	13,800/0	0	390
Business Development	2000	0	0	0	0	0	0

* Mrs. Gibson was not a named executive officer in 2001 and 2000.

** Messrs. Moore and Parenzan were not named executive officers in 2000.

(1) The principal positions listed were held as of December 31, 2002, except for Mr. Moore who resigned as a Central Vermont officer on March 8, 2002, and Mr. Parenzen who left the Company on April 12, 2002. Mr. Moore is presently Vice Chair and Chief Executive Officer of Catamount Energy Corporation, a wholly owned subsidiary of Central Vermont.

(2) Includes compensation deferred at the election of named executive officers; and, includes for Mr. Young, director's retainers and fees paid by Vermont Electric Power Company, Inc. and compensation for services performed for Vermont Yankee Nuclear Power Corporation for which the Company was reimbursed.

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(3) Represents annual cash awards under the Company's Management Incentive Plan ("MIP"). This MIP is discussed at page 14 hereof in the "Report of the Compensation Committee on Executive Compensation." These incentives are paid by stockholders.

Includes incentive awards earned in year 2002 and paid in year 2003 as follows for: Mr. Young: $168,545; Mr. Moore: $135,402; Mr. Brown: $61,998; Mr. Kraus: $65,522. Mrs. Gibson's incentive award earned in year 2002 and paid in year 2003 is $80,000 plus $20,000 pursuant to her employment agreement. Also includes incentive award earned and paid in year 2002 to Mr. Parenzan as part of his Severance Agreement in the amount of $24,250. These incentives are paid by stockholders.

Includes incentive awards earned in year 2001 and paid in year 2002 as follows for: Mr. Young: $86,130; Mr. Moore: $92,230; Mr. Brown: $35,395; Mr. Parenzan: $76,629; and, Mr. Kraus: $36,078. These incentives are paid by stockholders.

Also includes incentive awards earned in year 2000 and paid in year 2001 as follows for: Mr. Young: $239,250; Mr. Brown: $86,400; and, Mr. Kraus: $72,000. These incentives are paid by stockholders.

In year 2001 Mr. Kraus received an award of 1,500 shares of Common Stock and the valuation is calculated by using the Fair Market Value, the average of the high and low stock prices, of $16.105 on the date of the award ($24,157).

Includes for Mrs. Gibson a hiring and relocation bonus of $60,000. For Messrs. Moore and Parenzan, includes a hiring and relocation bonus in year 2001 of $100,000 and $81,250, respectively.

(4) Mr. Young received an award of 4,000 shares of Common Stock with a three-year cliff vest, elapsing October 7, 2005. The valuation of restricted stock awarded was calculated by using the closing market price of $17.28 for the Company's stock on the date of award (October 7, 2002). Dividends at normal rates are paid on restricted Company stock.

Mr. Brown received an award of 2,000 shares of Common Stock with a three-year cliff vest, elapsing August 16, 2005. The valuation of restricted stock awarded was calculated by using the closing market price of $16.56 for the Company's stock on the date of award (August 16, 2002). Dividends at normal rates are paid on restricted Company stock.

The valuation of the restricted stock awarded as part of the 1999 MIP was calculated by multiplying the closing market price of $10.8125 for the Common Stock on the date of award (May 2, 2000) for Messrs. Young, Brown, and Kraus. Shares awarded under the 1999 MIP under the Restricted Plan have a three-year cliff vesting schedule, elapsing May 2, 2003. The number of shares held may be found in the Stock Ownership of Directors, Nominees, Executive Officers, and Certain Beneficial Owners table, footnote two.

(5) Performance Share Awards were made on January 13, 2003 under the Company's LTIP for the Performance Cycle 2000—2002. Valuation is based on the Fair Market Value, the average of the high and low, of the Common Stock on the date of the award of $18.065. Performance Share Awards were made on January 14, 2002 under the Company's LTIP for the Performance Cycle 1999—2001. Valuation is based on the Fair Market Value, the average of the high and low, of the Common Stock on the date of the award of $16.35. Both of these awards were made at the maximum payout based on Company performance per the LTIP as described in the "Report of the Compensation Committee on Executive Compensation."

Mr. Brown deferred his performance share award payout under the Company's Deferred Compensation Plan.

(6) The total amounts shown in this column for year 2002 are comprised as follows:

- Company matching contributions to the Employee Savings and Investment Plan (401(k)) includes for Mr. Young: $7,955; Mr. Moore: $1,630; Mr. Brown: $8,000; Mr. Kraus: $6,567; and, Mr. Parenzan: $1,250. Mrs. Gibson did not receive matching contributions in year 2002.

- Taxable term cost on executive split-dollar insurance (an insurance plan that gives both employer and employee an interest in the policy death benefit on the employee's life) includes for Mr. Young: $1,430; Mr. Moore: $430; Mr. Brown: $761; Mr. Kraus: $341; Mrs. Gibson: $338; and, Mr. Parenzan: $145.

- Pay in lieu of taking vacation based on Company policy for employees who qualify includes for Mr. Kraus: $11,908 and Mr. Parenzan: $11,192.

- Includes ordinary income in the amount of $47,211 recognized by Mr. Parenzan as a result of stock option exercises.

(7) Catamount Energy Corporation is a subsidiary of Catamount Resources Corporation, a subsidiary of Central Vermont.

(8) Mr. Parenzan left the Company on April 12, 2002.

(9) In addition to $59,623 earned in year 2002, Mr. Parenzan will be compensated at his former rate of pay ($194,000/year) through April 12, 2004 as part of his employment contract.

Long-Term Incentive Plans—Awards In Last Fiscal Year

Name	Number Of Units (#) (1)	Performance Or Other Period Until Maturation Or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans		
			Threshold #	Target #	Maximum #
Robert H. Young	8,300	12/31/2004	0	1x	2x
James J. Moore, Jr.	3,500	12/31/2004	0	1x	2x
Kent R. Brown	1,600	12/31/2004	0	1x	2x
Joseph M. Kraus	1,600	12/31/2004	0	1x	2x
Jean H. Gibson	1,600	12/31/2004	0	1x	2x
Craig A. Parenzan[2]	—	—	—	—	—

(1) The units listed are based upon satisfying the Total Shareholder Return criteria as described in the LTIP in the Report of the Compensation Committee on Executive Compensation. The contingent grant of the units listed in this table are based upon satisfying the target level of performance. Maximum payout is twice the units listed in the table. Threshold performance warrants no payout. A valuation of the targeted value of the performance share awards made for the Performance Cycle 2002—2004 could be calculated by multiplying the closing market price at year end of $18.28 by the number of contingent performance units as reported above.

(2) Resigned prior to completion of performance cycle.

STOCK OPTIONS

The following table sets forth stock options granted to Central Vermont's most highly compensated executive officers during year 2002 under the Company's 2000 Stock Option Plan for Key Employees. Under SEC regulations, companies are required to project an estimate of appreciation of the underlying shares of stock during the option term. The Company has chosen a binomial model approved by the SEC. However, the ultimate value will depend on the market value of Common Stock at a future date, which may or may not correspond to the projections below.

Option/Stock Appreciation Rights Grants Table

| | Option/SAR Grants in Last Fiscal Year Individual Grants | | | | |
Name	Number of Securities Underlying Options/ SARs Granted (#) (1)	% of Total Options/ SARs Granted to Employees In Fiscal Year	Exercise Or Base Price ($/Sh)	Expiration Date	Grant Date Present Value($)(2)
Robert H. Young	32,300/0	39.3%	$19.075	5/07/2012	$122,054
James J. Moore, Jr.	13,700/0	16.7	$19.075	5/07/2012	51,769
Kent R. Brown	6,200/0	7.6	$19.075	5/07/2012	23,428
Joseph M. Kraus	6,200/0	7.6	$19.075	5/07/2012	23,428
Jean H. Gibson	6,400/0	7.8	$19.075	5/07/2012	24,184
Craig A. Parenzan	0/0	0	—	—	—

(1) A total of 82,000 shares were awarded to all plan participants in year 2002 under the 2000 Stock Option Plan for Key Employees. Stock options are exercisable in whole or in part from the date of the grant for a period of ten years and one day.

(2) Based on a binomial model as certified by an independent consultant, the assumptions used for the Model are as follows: Volatility — 25.48% based on monthly stock prices for the period of April 30, 1999 to April 30, 2002; Risk-free rate of return — 5.50%; Dividend Yield — 6.61% over the period of April 30, 1999 to April 30, 2002; and, a ten-year exercise term.

Year-End Option Table

The following table sets forth stock options exercised by the CEO and the other named executive officers during year 2002, and the number and value of all unexercised options at year-end. The value of "in-the-money" options refers to options having an exercise price which is less than the market price of the Common Stock on December 31, 2002.

(continued on next page)

Aggregated Option/SAR Exercises in Last Fiscal Year(FY)
and Fiscal Year-End Option/SAR Values

(a)	(b)	(c)	(d) Number of Securities Underlying Unexercised Options At FY-End (#)	(e) Value of Unexercised In-the-Money Options At FY-End ($)
Name	Shares Acquired On Exercise(#)	Value Realized($)(1)	Exercisable/ Unexercisable	Exercisable/ Unexercisable(1)
Robert H. Young	0	0	239,160/0	1,078,432/0
James J. Moore, Jr.	0	0	34,200/0	46,227/0
Kent R. Brown	0	0	59,000/0	307,251/0
Joseph M. Kraus	0	0	50,350/0	218,479/0
Jean H. Gibson	0	0	6,400/0	0/0
Craig A. Parenzan	13,800	39,846	0/0	0/0

(1) The dollar values in columns (c) and (e) are calculated by determining the difference between the fair market value of the securities underlying the options and the exercise or base price of the options at exercise or fiscal year end, respectively.

No SARs are granted by the Company under the 2000 Stock Option Plan for Key Employees.

Officers' Insurance and Supplemental Retirement Plan

The Officers' Supplemental Retirement Plan (the "SERP") is designed to supplement the retirement benefits available through Central Vermont's Pension Plan to the Company's executive officers. The SERP is a part of the Company's overall strategy for attracting and maintaining top managerial talent.

The Board of Directors approved a redesign of the Company's SERP commencing January 1, 1998 ("Redesigned SERP"). The Redesigned SERP directly coordinates the benefits of the SERP with the Pension Plan (the excess of target pension over basic pension equals supplemental pension). For the Redesigned SERP, the target pension is based on the same formula as the Pension Plan but also restores any amounts restricted by Internal Revenue Service limits under the Pension Plan. The Redesigned SERP also reflects any MIP compensation in calculating the target pension.

When the Board of Directors adopted the Redesigned SERP commencing January 1, 1998, current executive officers at that time were grandfathered under the previous SERP provisions ("Grandfathered SERP"). Messrs. Young, Brown, and Kraus are covered under the Grandfathered SERP. Mr. Parenzan left the Company in April 2002. Under the Grandfathered SERP, each grandfathered executive officer is entitled to receive, upon retirement at age 65, fifteen annual payments in amounts equal to a specified percentage of the officer's final year's Base Salary (not including variable pay, options, or any other form of remuneration). The applicable percentages for the named executive officers in the Summary Compensation Table are as follows: Mr. Young, 44%; Messrs. Brown and Kraus, 33%. For grandfathered executive officers, a reduced benefit is available as early as age 55 with ten years of service. A death benefit of $100,000, grossed up for taxes, is also provided to vested retirees covered under the Grandfathered

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SERP. Grandfathered individuals may participate in the Grandfathered SERP or the Redesigned SERP—whichever provides the greater benefit.

Shown below is the estimated benefit payable under the Grandfathered SERP for the named executive officers in the Summary Compensation Table, assuming they were to retire at age 65, and based on assumed final base pay amounts:

Assumed Final Annual Base Pay $	33% $	44% $
160,000	52,800	70,400
180,000	59,400	79,200
200,000	66,000	88,000
220,000	72,600	96,800
240,000	79,200	105,600
260,000	85,800	114,400
280,000	92,400	123,200
300,000	99,000	132,000
320,000	105,000	140,800
340,000	112,200	149,600
360,000	118,800	158,400
380,000	125,400	167,200
400,000	132,000	176,000
420,000	138,600	184,800
440,000	145,200	193,600
460,000	151,800	202,400
480,000	158,400	211,200

Deferred and Long-Term Compensation

Under the Deferred Compensation Plan, each non-employee director and eligible executive officer may elect to defer all or a portion of their annual cash compensation. Non-employee directors may also elect to defer stock grants and gains from the exercise of expiring stock options. Eligible executive officers may also elect to defer their annual incentive pay, Performance Share Plan awards, and gains from the exercise of expiring stock options. Amounts credited accrue interest at a rate equal to the prime interest rate plus 1%, or the rate of return on Company stock for the year, including dividends. Gains from exercised stock options deferred to the Deferred Compensation Plan will be credited with the rate of return on Central Vermont stock for the year, including dividends. Eligible participants must make an annual irrevocable election to defer compensation that will be paid, earned, or awarded in the following year. Generally payments will be made in a lump sum or annual installments upon retirement, resignation or age specific designation by the participant. This is an unfunded, nonqualified, deferred compensation plan.

Pension Plan

The Pension Plan of Central Vermont Public Service Corporation and Its Subsidiaries (the "Pension Plan") is a defined benefit plan which covers employees, including executive officers. The Company pays the full cost of the Pension Plan.

(continued on next page)

The table below shows the annual amounts payable under the present provisions of the Pension Plan as amended through December 31, 2002, based on Final Average Earnings for various years of service, assuming the employee would retire at age 65 in 2003.

Assumed 5-Year Final Average Earnings	Years of Service				
	15	20	25	30	35
$140,000	$ 33,465	$ 44,620	$ 55,775	$ 66,930	$ 70,430
180,000	43,965	58,620	73,275	87,930	92,430
200,000	49,215	65,620	82,025	98,430	103,430
220,000	54,465	72,620	90,775	108,930	114,430
260,000	64,965	86,620	108,275	129,930	136,430
300,000[1]	75,465	100,620	125,775	150,930	158,430

(1) Internal Revenue Code Section 401(a)(17) limits earnings used to calculate qualified plan benefits to $160,000 for 1997, 1998, and 1999; and, $170,000 for 2000 and 2001; and $200,000 for 2002. Amounts above these limits are covered by the previously described Redesigned SERP.

Final Average Earnings is the highest five-year average of consecutive years' compensation over an employee's career with the Company. In 1998, compensation for this purpose was expanded to include base salary plus incentive awards from the Management Incentive Plans. Previously, compensation was defined as base salary only.

The amounts above are payable for the life of the retiree only, and would be reduced on an actuarial basis if survivor options were chosen. In addition, no Social Security offset applies to amounts above.

The credited years of service at December 31, 2002, under the Pension Plan for the named executive officers in the Summary Compensation Table were as follows: Mr. Young, 15.5 years; Mr. Brown, 6.3 years; and, Mr. Kraus, 21.4 years. Mr. Moore and Mrs. Gibson are not yet eligible. Mr. Parenzan was not employed by the Company as of December 31, 2002 and was not vested in the Pension Plan when he left.

Contracts with Management

The Company has entered into Change-In-Control agreements with Messrs. Young, Brown, and Kraus. The agreements were entered into on April 5, 2000 and continue in effect until the earlier of (i) the fifth anniversary of such date or (ii) the executive's normal retirement date under the Pension Plan. Commencing on the third anniversary of the date of the agreement, and on each anniversary thereafter, the term of the agreement is automatically extended, absent 60 days prior written notice by the Company, until the earlier of (x) three years from such renewal date or (y) the executive's normal retirement date. They provide that in the event of termination of employment, or a significant change in employment status as defined in the agreement, within three years following a Change-In-Control, Messrs. Young, Brown, and Kraus will receive 2.999 times their average annual compensation for the preceding five or fewer years of service and certain legal fees and expenses incurred as a result of termination of employment. Stock options exercised in the two years preceding a Change-In-Control are disregarded for the calculation of gross income to eliminate the potential or appearance of officers exercising options solely to inflate Change-In-Control benefits. There is a conditional gross-up for excise tax on the termination payments under Section 4999 of the Internal Revenue Code only in circumstances where the Change-In-Control benefits are over the Internal Revenue Code 280G limits by more than 10%. Officers also have the option to voluntarily terminate in the 30 day period commencing on the first anniversary of the Change-In-Control and receive Change-In-Control benefits capped at the Internal Revenue Code 280G limit.

The provisions of the agreement do not apply if the executive officer retires, dies, is disabled, voluntarily resigns, or is dismissed for cause following a Change-In-Control (except for the voluntary termination clause described above). Non-qualified stock options and restricted stock not immediately exercisable will become exercisable in the event of a Change-In-Control.

In exchange for agreeing to provide consulting services as requested by the Company for one year and refraining from working in competition with, or for a competitor of the Company for one year, the agreement permits continued participation in and retention of benefits under the Deferred Compensation Plan, Officers' Supplemental Retirement Plan, and health and disability plans. The extent of these provisions depends on an individual's participation, circumstances, age, and years of service, and is specified in each agreement and Plan.

A Change-In-Control under the agreements is deemed to occur if: (1) any person, corporation, partnership, or group acquires 20% or more of the combined voting power of the Company's outstanding securities; (2) there is a change in the membership of the Board of Directors over a period of two consecutive years in which the members of the Board at the beginning of the period cease for any reason to be at least two-thirds of the Board at the end of the period provided (although this section does not apply, if the nomination of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period); (3) if a third party acquires ownership or voting power of 10% or more of the outstanding voting securities of the Company, and subsequently is a "public utility holding company" within the meaning of the Public Utility Holding Company Act of 1935, or the Company loses its exemption from or is required to register under that Act; (4) a reorganization, merger, or consolidation, other than a reorganization, merger, or consolidation following which the individuals and entities that were the beneficial owners of the outstanding voting securities of the Company immediately prior to such reorganization, merger, or consolidation, beneficially own, directly or indirectly, more than 60% of the outstanding voting securities of Central Vermont resulting from such reorganization, merger, or consolidation, in substantially the same proportions as their ownership immediately prior to such reorganization, merger, or consolidation; or (5) a complete liquidation or dissolution of the Company or sale or other disposition of one transaction or a series of related transactions of all or substantially all of the assets of the Company, as determined by the Board, other than a sale or other disposition to a company, which following such sale or other disposition, the individuals and entities that were the beneficial owners of the outstanding voting securities of Central Vermont immediately prior to such sale or other disposition, beneficially own, directly or indirectly, more than 60% of the outstanding voting securities of such company in substantially the same proportions as their ownership in the Company immediately prior to such sale or other disposition.

Change-In-Control agreements with Mr. Moore and Mrs. Gibson were entered into on February 12, 2001 and March 7, 2002, respectively. Mr. Moore's and Mrs. Gibson's Change-In-Control benefits are the same as described above with the exception that they will receive two times his (her) average annual compensation for the preceding five or fewer years of service and certain legal fees and expenses incurred as a result of termination of employment. Mr. Parenzan is no longer employed with the Company.

25

INDEPENDENT PUBLIC ACCOUNTANTS

On July 22, 2002, the Board of Directors of the Company, upon recommendation of the Audit Committee, made a determination to engage Deloitte & Touche LLP to serve as the Company's independent public accountants for the 2002 calendar year, replacing Arthur Andersen LLP ("Arthur Andersen"), which had served as the Company's independent public accountants for over 15 years. Arthur Andersen's report on the Company's consolidated financial statements for the year ended December 31, 2001 did not contain an adverse opinion or disclaimer of opinion nor was it qualified or modified as to audit scope or accounting principles. Arthur Andersen's report included an explanatory paragraph related to the uncertainty of the Company's ability to recover stranded costs resulting from the potential cancellation of the power contract between the Company and its wholly owned subsidiary, Connecticut Valley Electric Company.

During the fiscal year ended December 31, 2001 and through July 22, 2002, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with its report on the Company's consolidated financial statements for such period. None of the reportable events as specified in Item 304(a)(1)(v) of Regulation S-K occurred during the calendar year 2001 or during the subsequent interim period through July 22, 2002. During the fiscal year ended December 31, 2001 and through July 22, 2002, the Company did not consult Deloitte & Touche LLP with respect to the application of accounting principles to a specified transaction or regarding any of the other matters or events set forth in Items 304(a)(2)(i) of Regulation S-K.

The firm of Deloitte & Touche, independent public accountants, has audited the consolidated financial statements of CVPS for year 2002. They have served as the Company's independent public accountants since July 22, 2002, replacing Arthur Andersen LLP. Representatives of Deloitte & Touche are expected to be present at the Annual Meeting, to be available to respond to appropriate questions, and to have the opportunity to make a statement if they so desire.

2004 ANNUAL MEETING
DATE FOR SUBMISSION OF STOCKHOLDER PROPOSALS

Stockholders are entitled to present proposals for action at the forthcoming meeting if they comply with the requirements of the proxy rules promulgated by the Securities and Exchange Commission. Proposals of Stockholders of the Company that are intended to be presented for consideration at the Company's 2004 Annual Meeting of Stockholders must be received by the Company no later than November 29, 2003 in order that they may be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

The attached proxy card grants the proxy holders discretionary authority to vote on any matter raised at the 2003 Annual Meeting. If a stockholder intends to submit a proposal at the 2004 Annual Meeting that is not eligible for inclusion in the proxy statement and proxy, the stockholder must do so no earlier than December 29, 2003 and no later than January 28, 2004. If such a stockholder fails to comply with the foregoing notice provision, the proxy holders will be allowed to use their discretionary voting authority if the proposal is raised at the 2004 Annual Meeting. Notices of intention to present proposals at the 2004 Annual Meeting should be addressed to the Secretary, Joseph M. Kraus.

OTHER MATTERS

The only business to be presented to the meeting, by any persons, of which the Company is aware is that which is specified in said Notice of Meeting, and any action in connection with or for the purpose of effecting the same. If any other matters properly and legally come before the meeting, the persons named as Proxies will vote upon them in accordance with their best judgement. The Proxies have no knowledge of any such other matters which may be so presented for action at the meeting.

By Order of the Board of Directors

ROBERT H. YOUNG
President and Chief Executive Officer

> **It is important that proxies be voted promptly. Stockholders who do not expect to attend in person are urged to vote either (a) by casting your vote electronically at the web site listed on your proxy card, (b) vote by telephone, or (c) by signing, dating and returning the accompanying proxy card in the enclosed envelope, which requires no postage if mailed in the United States.**

CENTRAL VERMONT PUBLIC SERVICE CORPORATION CONSOLIDATED
AUDIT COMMITTEE CHARTER

Effective: January 12, 2003

I. Purpose

The Audit Committee (or "Committee") of the Board of Directors (or "Board") of Central Vermont Public Service Corporation and its wholly owned subsidiaries assists the Board of Directors in fulfilling its responsibilities in overseeing: (i) the Company's systems of internal controls regarding finance, accounting, legal compliance and ethical behavior; (ii) the Company's auditing, accounting and financial reporting processes generally; (iii) the integrity of the Company's financial statements and other financial information provided by the Company to its stockholders, the public and others; (iv) the Company's compliance with legal and regulatory requirements; (v) the independent auditor's qualifications and independence; and (vi) the performance of the Company's internal auditors and independent auditors. Consistent with these functions, the Committee will encourage continuous improvement of, and foster adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee also provides an open avenue of communication among the independent auditors, the internal auditors, financial and senior management, and the Board of Directors.

II. Organization

The Audit Committee shall be comprised of three or more directors as determined by the Board of Directors, each of whom shall satisfy the independence, financial literacy and experience requirements as defined by all applicable rules and regulations. And at least one member of the Committee shall be a "financial expert" in compliance with criteria established by the Securities and Exchange Commission ("SEC") and other relevant regulations.

Committee members shall be elected by the Board at the annual organizational meeting of the Board of Directors on the recommendation of the Corporate Governance Committee; members shall serve until their successors shall be duly elected and qualified. The Committee's chairperson shall be designated by the full Board or, if it does not do so, the Committee members shall elect a chairperson by vote of a majority of the full Committee.

The Committee may form and delegate authority to subcommittees when appropriate.

III. Meetings

The Audit Committee shall meet four times per year on a quarterly basis, or more frequently as circumstances require. The Committee shall require members of management, the financial department, the internal auditors, the independent auditors and others to attend meetings and to provide pertinent information, as necessary. As part of its job to foster open communications, the Committee shall meet in separate executive sessions during each of its four regularly scheduled meetings with management, the internal auditors and the independent auditors to discuss any matters that the Committee (or any of these groups) believes should be discussed privately. Each regularly scheduled meeting shall conclude with an executive session of the Committee, as needed, and on such terms and conditions as the Committee may elect.

IV. Responsibilities and Duties

The Committee shall consult with management but shall not delegate the responsibilities outlined herein. In performing its oversight responsibilities the Audit Committee shall:

With respect to the independent auditors:

1. Have sole authority and responsibility for the selection, evaluation and appointment of the independent auditors, including pre-approval of all audit engagement fees and terms and all non-audit engagements with the independent auditors.

2. Review the performance of the independent auditors and remove the independent auditors if circumstances warrant.

3. Oversee the work of the independent auditors for the purpose of preparing or issuing an audit report or related work.

4. Oversee the resolution of disagreements between management and the independent auditors in the event that they arise.

5. Consider whether the independent auditor's performance of permissible non-audit services is compatible with auditor's independence.

6. At least annually, obtain and review a report from the independent auditors describing (i) the independent auditors' internal quality control procedures, (ii) any material issues raised by the most recent internal quality control review, peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditors, and any steps taken to deal with any such issues, and (iii) all relationships with the Company.

7. Review all reports required to be submitted by the independent auditors to the Committee under Section 10A of the Securities Exchange Act of 1934.

With respect to financial information and reporting:

1. Review and discuss with management and the independent auditors, the Company's annual audited financial statements and quarterly financial statements (including disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations") prior to submission to stockholders, any governmental body, any stock exchange or the public.

2. Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, relating to the conduct of the audit.

3. Recommend to the Board, if appropriate, that the annual audited financial statements be included in the Company's annual report on Form 10-K for filing with the SEC.

4. Review with management and the independent auditors financial accounting policies, significant reporting issues and other matters related to the Company's financial statements as required by applicable rules and regulations.

5. Review the quarterly earnings press release with management prior to release.

6. Discuss with management (in general terms) financial information and earnings guidance provided to analysts and rating agencies.

7. Prepare the report required by the SEC to be included in the Company's annual proxy statement and any other Committee reports required by applicable securities laws or stock exchange listing requirements or rules.

With respect to the internal auditors and internal controls:

1. Consider and review with the independent auditors and the internal auditors, the adequacy of the Company's internal control structure and systems, and the procedures designed to ensure compliance with laws and regulations.

2. Review and advise on the selection or removal of the internal auditors (refers to outsourcing firm and/or internal audit director).

3. Periodically review any significant difficulties, disagreements with management, or scope restrictions encountered by the internal auditors in the course of their work.

With respect to other matters:

1. Monitor the appropriate standards adopted as a code of conduct for the Company (Corporate Ethics and Conflicts of Interest Policy) and review with management the results of the Company's monitoring compliance with such standards and its compliance policies.

2. Review and approve (i) any change or waiver in the Company's code of business conduct and ethics for directors or executive officers, and (ii) any disclosure made on Form 8-K regarding such change or waiver.

3. Report regularly to the Board of Directors.

4. Discuss policies with respect to risk assessment and risk management, including the Company's major financial and accounting risk exposures and the steps management has undertaken to control them.

5. Perform an annual self-assessment relative to the Audit Committee's purpose, duties and responsibilities outlined herein, including an assessment of the adequacy of this Charter.

6. Perform any other activities consistent with this Charter, the Company's Bylaws and governing law as the Committee or the Board deems necessary or appropriate.

7. Recommend to the Board guidelines regarding the Company's hiring of employees or former employees of the independent auditors who were engaged on the Company's account.

V. Resources

The Audit Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee shall determine the extent of funding necessary for payment of compensation to the independent auditors for purpose of rendering or issuing the annual audit report and to any independent legal, accounting and other consultants retained to advise the Committee.